Exhibit 99.3

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

REPORT OF VOTING RESULTS

The following describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders of Madison Minerals Inc. (the Company”) held on April 19, 2011 in Vancouver, British Columbia:

Item 1:	Appointment of Auditors

Davidson & Company LLP was appointed as auditor of the Company and the directors were authorized to fix the remuneration of the auditor by a majority vote by a show of hands.

Votes For	11,140,968
Votes Withheld	12,000

Item 2:	Election of Directors

The five nominees set forth in the Company’s Information Circular dated March 7, 2011 were elected as directors of the Company by a majority vote by a show of hands.

Votes For	11,103,727
Votes Withheld	49,241

Item 3:	Stock Option Plan

The existing Stock Option Plan and amendments, as more fully set forth in the Company’s Information Circular dated March 7, 2011, was approved for another year by a majority vote by a show of hands.

Votes For	8,938,925
Votes Against	2,214,043

MADISON MINERALS INC.

Signed “James G. Stewart”

J.G. Stewart
Corporate Secretary

April 27, 2011